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                               January 25, 2024

       Roger Hamilton
       Chief Executive Officer
       Genius Group Limited
       8 Amoy Street, #01-01
       Singapore 049950

                                                        Re: Genius Group
Limited
                                                            Post-Effective
Amendment No. 1 to Registration Statement on Form F-1
                                                            Filed January 16,
2024
                                                            File No. 333-273841

       Dear Roger Hamilton:

                                                        We have reviewed your
post-effective amendment and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Post-Effective Amendment No. 1 to Registration Statement on Form F-1 filed January 16, 2024

       General

   1. Please tell us how the securities transaction you closed on or about January 17, 2024, complied with Section 5
of the Securities Act, as amended. In this regard, we note the registration statement
for the transaction (Reg. No. 333-273841), which the staff declared effective on January
11, 2024, covered the sale up to 15,673,981 Series 1 units consisting of a like number of
ordinary shares and warrants, as well as, in lieu of Series 1 units, up to
                                                        15,673,981 Series 2
units consisting of a like number of ordinary shares and warrants, but the press release you
issued on January 17, 2024, disclosed that you sold 23,571,429 of your ordinary shares,
Series 2024-A warrants to purchase up to 23,571,429 of your
                                                        ordinary shares and
Series 2024-C warrants to purchase up to 23,571,429 of your ordinary shares. As such, it
appears you sold more securities than were covered by the registration statement. In your
response, please identify the classes and amounts of all the securities you actually issued and
sold in connection with the January 17, 2024 closing.
 Roger Hamilton
Genius Group Limited
January 25, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 with any questions.



FirstName LastNameRoger Hamilton                          Sincerely,
Comapany NameGenius Group Limited
                                                          Division of
Corporation Finance
January 25, 2024 Page 2                                   Office of Trade &
Services
FirstName LastName